Exhibit 99.2

August 17, 2015	OFFICIAL GAZETTE, MANDATORY NOTICE	No. 98

NOTICE OF MEETING

REGISTERED AND BEARER SHAREHOLDERS MEETING

DBV TECHNOLOGIES

Limited company (société anonyme) with share capital of 2,410,374.90 euros.

Head office: GreenSquare –Building D80/84, rue des Meuniers – 92220 Bagneux.

Nanterre Trade and Companies Register (RCS) 441 772 522

Notice of Meeting

Company shareholders are hereby informed that an Extraordinary General Meeting will be held at 8:45 a.m. on September 21, 2015 at the Company’s registered office, Green Square –Building A 80/84, rue des Meuniers – 92220 Bagneux, France, to vote on the following agenda:

Agenda

Authorization to the Board of Directors to allocate existing and/or future shares free of charge to employees and/or certain corporate officers of the company or of related companies, waiver of shareholders’ preferential subscription rights, duration of the authorization, maximum amount, length of vesting period, and vesting-period exceptions on disability grounds.

Draft single Resolution

Single Resolution — Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers.

The General Meeting, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report, authorizes the Board of Directors to grant, on one or more occasions, in accordance with Articles L.225-197-1 and L.225-197-2 of the French Commercial Code, existing or future ordinary shares in the Company to:

—	members of staff of the company or companies that are directly or indirectly related to it as defined by Article L. 225-197-2 of the French Commercial Code,

—	and/or corporate officers who meet the conditions set out in Article L.225-197-1 of the French Commercial Code.

The total number of free shares granted may not exceed 5% of the share capital in existence on the date of this Meeting.

The allocation of shares to beneficiaries will become final after a vesting period to be determined by the Board of Directors. This period shall not be less than two years.

By way of exception, final allocation will take place before the end of the vesting period in the event of disability of the beneficiary classified under the second and third categories set out in Article L.341-4 of the French Social Security Code. .

Bonus share grants to key managers of the Company will be conditional on meeting performance targets set by the Board of Directors.

All powers are granted to the Board of Directors to:

—	set the conditions and, where appropriate, the criteria for the granting of shares;

—	determine the identity of the beneficiaries and the number of shares allocated to each of them;

—	if applicable:

—	record the existence of sufficient reserves and, upon each grant of shares, to transfer to a reserve account the sums required to pay up the new shares to be granted,

—	at the appropriate time, decide on capital increases by means of incorporation of reserves, premiums or profits relating to the issue of new free shares granted;

—	conduct the necessary share acquisitions within the framework of the share buyback programme and to allocate them via the allocation plan;

—	Determine the impact on beneficiaries’ rights of transactions affecting the share capital or likely to affect the value of shares allocated and enacted during the vesting and holding periods and as a result, to modify or adjust, if necessary, the number of shares granted to preserve the beneficiaries’ rights.

—	and generally, in connection with the legislation in effect, perform all duties that the implementation of this authorization may require.

August 17, 2015	OFFICIAL GAZETTE, MANDATORY NOTICE	No. 98

This authorization automatically implies that shareholders waive their pre-emptive right to subscribe to newly issued shares through the capitalization of reserves, share premium and profits.

The term of validity of this authorization is set at thirty-eight months from the date of this General Meeting.

This authorization supersedes any and all relevant prior authorizations.

The Meeting is deemed to be a meeting of all shareholders regardless of the number of shares that they represent.

To be able to participate in the General Meeting, persons must prove that they are registered shareholders in their own name or an intermediary two days prior to the date of the General Meeting, i.e., by 12:00 a.m. of September 17, 2015, Paris time:

—	either in the registered share accounts kept by the Company,

—	or in the bearer accounts held by the authorized intermediary.

The registration of shares in a bearer account is proven by a certificate of ownership issued by the authorized intermediary. To be able to participate in the Meeting, this certificate of ownership must be sent to Société Générale – Service Assemblées – 32, rue du Champ de Tir – CS30812 – 44 308 Nantes Cedex 3, to obtain an admission card, or must be presented the day of the meeting by the shareholder if he has not by then received his admission card.

Shareholders who cannot attend the Meeting in person may choose from among the following three options:

a)	Assign a proxy to the individual of their choice in accordance with Article L.225-106 of the French Commercial Code;

b)	Send a proxy form to the Company without naming an individual to act as proxy;

c)	Vote by mail.

A single form to vote by mail or proxy will be available on the Company’s website (www.dbv-technologies.com) no later than 21 days before the Meeting.

On receipt of their meeting notice, shareholders of bearer shares may immediately request this form from Société Générale. They are entitled to request it up to six days before the date of the Meeting.

This form must be returned by shareholders of bearer shares, accompanied by proof of their shareholding. Forms for voting by mail must be received by Société Générale no later than September 17, 2015.

When a shareholder appoints a proxy, he may disclose the proxy appointment by emailing the signed and dated proxy form, along with a photocopy of the front and back of his identity card and where appropriate, of his admission certificate, to investors@dbv-technologies.com or fax them to +33 (0)1.43.26.10.83. The same forms and procedures can be used to revoke proxy rights.

Shareholder requests to add items or resolutions to the agenda must be sent to the registered office by registered mail with return receipt requested, or by email to the following address: investors@dbv-technologies.com or by fax at +33 (0)1.43.26.10.83 ensuring that they are received no later than 25 days prior to the date of the Meeting, and in any case no later than 20 days after the date of this Notice of Meeting.

Requests to add items to the agenda must be explained in full.

Requests for items to be added to the agenda must be accompanied by the full text of the proposed resolution(s), where applicable, a brief explanation of the reasons, as well as the information required in item 5 under Article R.225-83 of the French Commercial Code if the proposed resolution is to appoint someone to the Board of Directors.

Appointment proposals must also be accompanied by proof of the candidate’s shareholding in order to prove that, as of the date of the request, said candidate possesses or represents the share of capital required by Article R.225-71 of the French Commercial Code. A further certificate of shareholding must be sent to the Company no later than \ 12:00 a.m. Paris time two days before the date of the Meeting.

The draft text of resolutions submitted by shareholders and the list of agenda items must be posted online immediately on the Company’s website (www.dbv-technologies.com).

Preparatory documents for the Meeting in accordance with Article R.225-73-1 of the French Commercial Code must be posted on the Company’s website (www.dbv-technologies.com) no later than 21 days before the Meeting.

The full text of the documents to be submitted at the Meeting, in accordance with Articles L.225-115 and R.225-83 of the French Commercial Code, will be available at registered office and online on the Company’s website (www.dbv-technologies.com) no later than August 31, 2015.

From this date and until the fourth business day preceding the date of the General Meeting, (i.e., until September 15, 2015), shareholders may submit questions in writing to the Chairman of the Company’s Board of Directors, in accordance with Article R.225-84 of the French Commercial Code. Written questions must be submitted by registered mail with return receipt requested addressed to the registered office or electronically to the following address: investors@dbv-technologies.com or by fax to +33 (0)1.43.26.10.83. They must be accompanied by proof of shareholding.

The Board of Directors